================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)

                                 -------------

                            VALENCE TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

COMMON STOCK, $.001 PAR VALUE PER SHARE                 918914-10-2
---------------------------------------    -------------------------------------
     (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)

                                DECEMBER 26, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13d-1(b)
[X] RULE 13d-1(c)
[ ] RULE 13d-1(d)

                                   ----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 10 Pages

================================================================================

---------------------                                      ---------------------
CUSIP No. 918914-10-2                  13G                     Page 2 of 10
---------------------                                      ---------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:  SCIENCE APPLICATIONS INTERNATIONAL
                                       CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE          95-3630868
          PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF             DELAWARE
          ORGANIZATION:
--------------------------------------------------------------------------------
 NUMBER OF           5   SOLE VOTING POWER:                    NONE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         6   SHARED VOTING POWER:                  4,095,000
  OWNED BY          ------------------------------------------------------------
    EACH             7   SOLE DISPOSITIVE POWER:               NONE
  REPORTING         ------------------------------------------------------------
PERSON WITH          8   SHARED DISPOSITIVE POWER:             4,095,000
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,095,000
          EACH REPORTING PERSON:
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS):                                                [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):               10.0%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE                                       CO
          INSTRUCTIONS):
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 918914-10-2                  13G                     Page 3 of 10
---------------------                                      ---------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:         TELCORDIA TECHNOLOGIES, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE          222-478398
          PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF             DELAWARE
          ORGANIZATION:
--------------------------------------------------------------------------------
 NUMBER OF           5   SOLE VOTING POWER:                    NONE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         6   SHARED VOTING POWER:                  4,095,000
  OWNED BY          ------------------------------------------------------------
    EACH             7   SOLE DISPOSITIVE POWER:               NONE
  REPORTING         ------------------------------------------------------------
PERSON WITH          8   SHARED DISPOSITIVE POWER:             4,095,000
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,095,000
          EACH REPORTING PERSON:

--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS):                                                [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):               10.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE                                       CO
          INSTRUCTIONS):
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 918914-10-2                  13G                     Page 4 of 10
---------------------                                      ---------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS:      TELCORDIA VENTURE CAPITAL CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE          94-3366893
          PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF             NEVADA
          ORGANIZATION:
--------------------------------------------------------------------------------
 NUMBER OF           5   SOLE VOTING POWER:                    NONE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         6   SHARED VOTING POWER:                  1,095,000
  OWNED BY          ------------------------------------------------------------
    EACH             7   SOLE DISPOSITIVE POWER:               NONE
  REPORTING         ------------------------------------------------------------
PERSON WITH          8   SHARED DISPOSITIVE POWER:             1,095,000
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,095,000
          EACH REPORTING PERSON:
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS):                                                [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):               10.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE                                       CO
          INSTRUCTIONS):
--------------------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:

               Valence Technology, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               301 Conestoga Way, Henderson, Nevada  89015

ITEM 2(a).     NAME OF PERSON FILING:

               Science Applications International Corporation ("SAIC"), SAIC's wholly-owned subsidiary, Telcordia Technologies, Inc. ("Telcordia") and Telcordia's wholly-owned subsidiary Telcordia Venture Capital Corporation ("TVCC"). SAIC, Telcordia and TVCC are collectively referred to herein as the "Reporting Persons."

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, the address of the principal place of business of Telcordia is 445 South Street, Morristown, New Jersey 07960, and the address of the principal business office of TVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

ITEM 2(c).     CITIZENSHIP:

               SAIC is incorporated in Delaware, Telcordia is incorporated in Delaware, and TVCC is incorporated in Nevada.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.001 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               918914-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Act;

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act of 1940;

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                       (ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP.

               The response of each of SAIC, Telcordia and TVCC to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. Of the 4,095,000 shares of Common Stock beneficially owned by the Reporting Persons, 1,095,000 shares are owned by TVCC and 3,000,000 shares are owned by Telcordia. As the parent corporation of Telcordia and TVCC, SAIC is deemed to be the beneficial owner of the 4,095,000 shares of Common Stock of the Issuer. The percentage ownership of each of SAIC, Telcordia and TVCC is based upon 37,867,898 shares of Common Stock believed by them to be outstanding as of November 6, 2000, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (prior to giving effect to the 3,000,000 shares issued to Telcordia on December 26, 2000).

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 28, 2000

                                  SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                  By: /s/ J. DENNIS HEIPT
                                      ------------------------------------------
                                      Name: J. Dennis Heipt
                                      Title:  Corporate Executive Vice President
                                              and Secretary


                                  TELCORDIA TECHNOLOGIES, INC.



                                  By: /s/ GRANT L. CLARK
                                      ------------------------------------------
                                      Name: Grant L. Clark
                                      Title:  Vice President and General Counsel


                                  TELCORDIA VENTURE CAPITAL CORPORATION



                                  By: /s/ KEVIN A. WERNER
                                      ------------------------------------------
                                      Name: Kevin A. Werner
                                      Title:  President

                                  EXHIBIT INDEX

Exhibit No.                      Document                               Page No.
-----------                      --------                               --------
   1           Joint Filing Agreement, dated December 28, 2000,            10
               between Science Applications International
               Corporation, Telcordia Technologies, Inc. and
               Telcordia Venture Capital Corporation to file joint
               statement on Schedule 13G.